UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3) *
CE FRANKLIN LTD.
(Name of Issuer)
Common Stock, No Par Value Per Share
(Title of Class of Securities)
125151100
(CUSIP Number)
Gilbert H. Davis, Esq.
Sims Moss Kline & Davis LLP
400 Northpark Town Center, Suite 310
1000 Abernathy Road, N.E.
Atlanta, Georgia 30328
(770) 481-7210
(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

March 22, 2000
(Date of Event which Requires Filing of
this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule
13d-1(f) or Rule 13d-1(g), check the following box
[ ].
	13D
CUSIP No. 125151100

1 NAME OF REPORTING PERSON:
Thomas E. Claugus
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] 	(b) [ ]
3 SEC USE ONLY

4 SOURCE OF FUNDS: PF, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION: United
States

NUMBER OF 7 SOLE VOTING POWER: 0
SHARES
BENEFICIALLY 8 SHARED VOTING POWER: 723,000
OWNED BY
EACH 9 SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON 10 SHARED DISPOSITIVE POWER: 723,000
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON: 723,000
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES* [ ]
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11): 4.4%
14 TYPE OF REPORTING PERSON: IN

                                  13D
CUSIP No. 125151100
1 NAME OF REPORTING PERSON: Bay Resource
Partners, L.P.
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] 	(b) [ ]
3 SEC USE ONLY
4 SOURCE OF FUNDS: WC, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6 CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF 7 SOLE VOTING POWER: NONE
SHARES
BENEFICIALLY 8 SHARED VOTING POWER: 468,100
OWNED BY
EACH 9 SOLE DISPOSITIVE POWER: NONE
REPORTING
PERSON 10 SHARED DISPOSITIVE POWER: 468,100
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON: 468,100
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES* [ ]
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11): 2.8%
14 TYPE OF REPORTING PERSON: PN

                                  13D
CUSIP No. 125151100

1 NAME OF REPORTING PERSON: Bay Resource Partners
Offshore Fund, Ltd.
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3 SEC USE ONLY
4 SOURCE OF FUNDS: WC, OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6 CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman
Islands
NUMBER OF 7 SOLE VOTING POWER: NONE
SHARES
BENEFICIALLY 8 SHARED VOTING POWER: 189,950
OWNED BY
EACH 9 SOLE DISPOSITIVE POWER: NONE
REPORTING
PERSON 10 SHARED DISPOSITIVE POWER: 189,950
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON: 189,950
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES* [ ]
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11): 1.1%
14 TYPE OF REPORTING PERSON: CO

                                  13D
CUSIP No. 125151100

1 NAME OF REPORTING PERSON: GMT, Inc.
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3 SEC USE ONLY
4 SOURCE OF FUNDS: WC, OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6 CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF 7 SOLE VOTING POWER: NONE
SHARES
BENEFICIALLY 8 SHARED VOTING POWER: 64,950
OWNED BY
EACH 9 SOLE DISPOSITIVE POWER: NONE
REPORTING
PERSON 10 SHARED DISPOSITIVE POWER: 64,950
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON: 64,950
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES* [ ]
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11): 0.4%
14 TYPE OF REPORTING PERSON: CO
Item 1. Security and Issuer.
Pursuant to Rule 13d-2(a) of Regulation
13D-G of the General Rules and Regulations under
the Securities Exchange Act of 1934, as amended
(the "Act"), the undersigned hereby amend their
Schedule 13D Statement dated January 10, 1999
and as previously amended, relating to the
common stock, no par value, of CE FRANKLIN LTD.
(the "Company") (such initial Schedule 13D as
previously amended shall hereinafter be referred
to as the "Statement"). Unless otherwise
indicated, all defined terms used in this
Amendment No. 3 to the Statement (this
"Amendment") shall have the same meanings as
those set forth in the Statement. There has
been no material change in the information
included in the Statement except as regards the
information contained in Item 5 of the
Statement, which is supplemented as set forth
below. Because the undersigned beneficially own
less than 5.0% of the Company=s common stock at
this time, no further amendments will be filed
to the Statement unless and until the
undersigned again own 5.0% or more of the
Company=s outstanding common stock.
Item 5. Interest in Securities of the Issuer.
As the result of sales of Company stock by
the parties filing this Amendment, Mr. Claugus
may now be deemed to be the beneficial owner of
a total of 723,000 shares of the Company stock,
representing approximately 4.4% of the issued
and outstanding shares of the Company, under the
rules and regulations of the Securities and
Exchange Commission. Of these shares, 468,100
shares (approximately 2.8% of outstanding
shares) are owned directly by Bay Onshore,
189,950 shares (approximately 1.1% of
outstanding shares) are owned directly by Bay
Off; 64,950 shares (approximately 0.4% of
outstanding shares) are owned directly by GMT,
Inc., and Mr. Claugus owns no shares in his
regular and individual retirement accounts. Mr.
Claugus currently has sole power to direct the
voting and disposition of all shares held by the
Claugus Group.
The percentages of outstanding shares of
the Company stock set out in the preceding
paragraph are computed based on a total of
16,568,669 outstanding shares of Company stock
as indicated in the Company=s Form 6-F Report
for October 1999.
During the past 60 days, the parties
filing this Statement have engaged in the
following transactions in shares of the Company
stock:
Party		Date		Shares 	Avg Price
Bay On	03-07-00	-4,000	$5.72
Bay On	03-09-00	-3,000	$5.61
Bay On	03-14-00	-3,000	$5.33
Bay On	03-16-00	-71,000	$5.45
Bay On	03-17-00	-40,000	$5.46
Bay On	03-20-00	-30,000	$5.59
Bay On	03-21-00	-30,000	$5.65
Bay On	03-22-00	-30,000	$5.77
Bay Off	03-07-00	-3,000	$5.72
Bay Off	03-14-00	-2,250	$5.33
Bay Off	03-16-00	-39,100	$5.46
Bay Off	03-17-00	-30,000	$5.46
Bay Off	03-20-00	-30,000	$5.59
Bay Off	03-21-00	-30,000	$5.65
Bay Off	03-22-00	-30,000	$5.77
Claugus	02-22-00	-15,000	$4.89
Claugus	02-23-00	-1,300	$5.22
Claugus	02-24-00	-15,000	$4.91
Claugus	02-28-00	-15,000	$4.92
Claugus	02-29-00	-10,000	$4.97
Claugus	03-01-00	-10,000	$5.14
Claugus	03-02-00	-19,700	$5.45
Claugus	03-03-00	-5,000	$5.65
Claugus	03-09-00	-5,100	$5.61
Claugus	03-10-00	-15,000	$5.48
Claugus	03-14-00	-7,500	$5.33
Claugus	03-16-00	-35,900	$5.46
GMT, Inc	03-07-00	-3,000	$5.72
GMT, Inc	03-14-00	-2,250	$5.33
GMT, Inc	03-16-00	-75,000	$5.46
GMT, Inc	03-17-00	-40,000	$5.46
GMT, Inc	03-20-00	-40,000	$5.59
GMT, Inc	03-21-00	-40,000	$5.65
GMT, Inc	03-22-00	-40,000	$5.77
Each of the above transactions was effected on the open market through The Toronto Stock
Exchange or American Stock Exchange. No other person listed in response to Item 2 above owns beneficially any shares of the Company stock except as set forth herein.
	Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 3/23/2000 /s/ Thomas E. Claugus
Thomas E. Claugus

BAY RESOURCE PARTNERS, L.P.
By: GMT Capital Corp.,
General Partner

Date: 3/23/2000	By: /s/ Thomas E. Claugus
Thomas E. Claugus, President

Bay Resource Partners Offshore,
Ltd.
Date: 3/23/2000	By: /s/ Thomas E. Claugus
Thomas E. Claugus, Director

GMT, INC.
Date: 3/23/2000 	By: /s/ Thomas E. Claugus
Thomas E. Claugus, President